Exhibit 3

Corvex Management Writes Open Letter to the Board of ARCP and to Candidates for

Chairman and Chief Executive Officer

Advocates Bedrock Principles to Guide ARCP in Reaching Its Full Potential

New York, NY, February 9, 2015 — Corvex Management LP, which manages investment funds that collectively own approximately 7.7% of the outstanding shares of American Realty Capital Properties Inc. (NYSE: ARCP), today released a letter to the Board of Directors of ARCP. The letter includes an open letter to any potential candidates for ARCP’s CEO or Chairman defining the principles necessary for these executives to embrace in order for ARCP to reach its full potential and become an industry-leading net lease REIT.

February 9, 2015

The Board of Directors

American Realty Capital Properties, Inc.

2325 E. Camelback Road, Suite 1100

Phoenix, Arizona 85016

Dear Members of the Board:

Corvex Management and its affiliated funds collectively own an aggregate of over 70 million shares of ARCP, representing approximately $650 million of ownership and 7.7% of the common stock, making us the Company’s second largest stockholder.

We have repeatedly stressed to you the importance of adding shareholder representatives to the Board at a time when the most far reaching of decisions of any company’s existence are being made. We believe shareholder representation is of utmost importance given the enormity of the change that has occurred at ARCP and to ensure that what happened here simply never happens again. It is rare that a company has the golden opportunity to completely rebuild itself, and decisions regarding its structure, governance and leadership are ones that shareholders will have to live with permanently and must be weighed carefully.

As the Company’s second largest stockholder, owners of approximately $650 million of stock (compared to $3 million of stock owned by the entire Board), we are deeply disappointed that you have thus far rejected our request for shareholder representation on the Board. However, we are unfortunately not surprised as this is the same Board whose history of poor decision making failed to prevent all of the severely damaging actions of the previous management team.

Given your refusal to allow your second largest shareholder to participate in addressing the pivotal decisions ARCP faces at this very moment – not the least of which is communicating with and evaluating potential candidates for Chief Executive Officer and Chairman of the Board – we are taking this opportunity to write an open letter directly to any potential candidates for CEO or Chairman to share our thoughts with fellow shareholders, and to communicate to you what we expect in future leadership since your track record in hiring CEOs (both of whom resigned under sub-optimal conditions, to say the least) is, we believe, undeniably unacceptable. Importantly, we are writing this letter to make it 100% clear to both the existing Board and any potential Chairman/CEO candidates what we – and, we suspect, all shareholders – believe should be the guiding principles and concrete next steps taken by ARCP as it embarks on its “fresh start” as an industry-leading net lease REIT. Fortunately, we have to believe any qualified candidate of high integrity would endorse these bedrock principles. The principles described in this letter set forth our expectations regarding the governance and direction of the Company that should be implemented after the conclusion of the restatement process, which we assume will be by March 2nd, as you have previously announced.

To Candidates for Chairman and Chief Executive Officer of ARCP:

First and foremost, we look forward to working with new leadership at our company and to the opportunity for ARCP to realize its full potential as an industry-leading net lease REIT with your guidance.

As you are most certainly aware, ARCP’s shareholders have suffered through the destruction of billions of dollars in shareholder value resulting from grossly conflicted self-dealing, an alleged accounting fraud and general mismanagement. We could write a long list looking backwards at all of the misdeeds committed by this Company and overseen by this Board. However, our focus is forward looking and we are wholly committed to helping ARCP do everything in its power to have a fresh start, rebuild credibility and move ahead in a manner that creates lasting value for all shareholders.

In light of all of the sordid chapters in ARCP’s history, it is absolutely crucial that what happens next for the Company is unassailable. New leadership must be of the highest caliber and integrity. Moreover, management and Board members must be chosen in a manner that has the utmost credibility to ensure that they are fully aligned with the interest of all shareholders. And, lastly, corporate governance needs to be “best in class” – with a clean slate from which to start, there is simply no excuse for it to be anything less. To truly move forward, ARCP cannot make any compromises on these fronts.

As such, we believe that any candidates for CEO or Chairman should be committed to the following in order to bring about a fresh opportunity for value creation at ARCP (which we are confident any high quality candidate would eagerly embrace):

•	Purge any remaining ties with past affiliated entities and leadership
•	Commit to having a board of truly independent directors including elimination of the current Board members from all positions with the company. If a higher level of continuity is desired, then the retention of Bruce Frank would be welcome (given his significant efforts regarding the accounting restatement as well as his more recent arrival on the Board)
•	Implement best-in-class corporate governance consistent with ISS and Glass Lewis standards, including a firm commitment to no related party transactions not approved by a vote of disinterested shareholders
•	Immediately cease windfall payments to board members William Stanley and Thomas Andruskevich, which fly in the face of modern corporate governance, cause a horrible misalignment of incentives with shareholders and create an environment ripe for quid pro quo relationships with incoming leadership
•	Hold the 2015 annual meeting as promptly as possible, so shareholders have the opportunity to vote for the new board that you have helped to select

If a new CEO or Chairman embraces these principles, that person should be able to garner the full support of ARCP shareholders.

With these critical ground rules established, ARCP’s future leadership can then focus on the business priorities at hand:

•	Assemble a senior management team of the highest caliber and integrity
•	Regain access to the capital markets and implement a capital structure consistent with best-in-class triple net lease REITs
•	Re-establish investment grade ratings with the key ratings agencies
•	Re-establish a coherent long-term business plan
•	Provide leadership to execute on the determined business plan with an ability to appropriately guide and retain employees
•	Stabilize and determine a long term strategy for Cole Capital that creates value for all ARCP shareholders
•	Establish a sustainable dividend policy

We believe that these principles are essential to putting ARCP on a solid path to success. It would, of course, have been our preference to communicate and implement these principles through a position on the Board. This remains the case. However, we are mindful of the collective “skills” and “judgment” of this Board, which obviously oversaw a disastrous history and tangled web of misdeeds at ARCP – so, we are unfortunately not surprised that the Board has so far rejected our request for Board participation. Moreover, the Board’s unhelpful “suggestion” that, in lieu of Board participation (which would have enabled us to fully and knowledgeably participate in the rebuilding of ARCP), an owner of approximately $650 million of stock should instead simply send a list of candidates to the Company’s executive recruiter is so completely misguided that it leads us to wonder whether this Board truly appreciates, even at this point, the harm that has been caused at ARCP and who is answerable for that harm.

Despite the Board’s failure to date to provide us a meaningful opportunity, as fully informed Board members, to address the multitude of problems facing ARCP, we stand ready to meet with, support and assist the new members of management to ensure that ARCP adopts and fully implements the aforementioned policies. Furthermore, we encourage candidates for CEO and Chairman of the Board to reach out to us to discuss these matters. We imagine that any high quality and secure leader would welcome the input of the Company’s large shareholders and seek their support for ARCP’s fresh start.

We continue to believe that such collaboration is the surest way to create value for all stakeholders. We look forward to working together to collectively help ARCP capitalize on its fresh start and reach its full potential.

Sincerely,

Keith Meister

Corvex Management LP

About Corvex Management LP

Corvex Management LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

Contacts:

Jonathan Gasthalter/Paul Caminiti/Meghan Gavigan

Sard Verbinnen & Co

(212) 687-8080